Exhibit 99.1

TEVA REITERATES COMMITMENT TO CASH-AND-STOCK ACQUISITION

OF MYLAN FOR $82.00 PER SHARE

Provides Significant Premium and Immediate Value for Mylan Stockholders and

Opportunity to Participate in Upside Potential of Combined Company

Combination More Attractive for Mylan Stockholders Than Any Other Alternative

JERUSALEM – April 27, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today reiterated its commitment to its proposed combination with Mylan N.V. (NASDAQ: MYL). As previously announced on April 21, 2015, Teva has proposed to acquire Mylan for $82.00 per share, with the consideration to be comprised of approximately 50 percent cash and 50 percent stock. Teva’s proposal for Mylan implies a total equity value of approximately $43 billion.

Erez Vigodman, President and CEO of Teva, commented, “While we are disappointed that Mylan has formally rejected our proposal, the Teva Board and management team are fully committed to completing the combination of Teva and Mylan, and we stand ready to quickly complete a transaction that is compelling for both Teva and Mylan stockholders. We are eager to work with Mylan and its advisors to complete a transaction that will allow us to deliver the value inherent in the proposed combination to our respective stockholders, employees, patients, customers, communities and other stakeholders.”

Among other things, Teva noted the following:

•	The Teva Board and management team are committed to consummating a transaction as soon as possible. Teva is prepared to devote all necessary resources to completing the proposed transaction. Teva stands ready and willing to meet with Mylan and its advisors immediately. Teva continues to believe stockholders of both companies will be best served by Teva and Mylan commencing good faith discussions in order to effect the proposed business combination.

•	Teva’s proposal is extremely attractive for Mylan stockholders. Teva is offering a substantial premium, immediate cash value and the opportunity to participate in the significant upside potential of a financially and commercially stronger company. Specifically, Teva’s proposal would provide Mylan stockholders with consideration representing a 48.3% premium to the unaffected stock price of Mylan on March 10, 2015, which is the last day of trading prior to widespread speculation of a transaction between Teva and Mylan.

•	A transaction with Teva would deliver more value to Mylan stockholders than any other alternative. Given that Teva and Mylan have complementary assets and capabilities, Teva believes the combined company could realize substantial synergies of approximately $2 billion annually. Teva expects the savings to be largely achieved by the third anniversary of the closing of the transaction, and to come from operational, SG&A, manufacturing and R&D efficiencies, as well as tax savings.

•	The proposed combination of Teva and Mylan makes compelling strategic and financial sense. Together, Teva and Mylan would have the financial profile and operational infrastructure to be a more efficient, competitive and profitable company, set new standards for innovation in the industry, and meet the evolving needs of patients and customers around the world.

•	Regulatory clearances for the proposed combination are underway. Teva has already filed for premerger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR), has begun the pre-notification process with the European Commission and believes any regulatory requirements necessary to complete a combination with Mylan will be met in a timely manner. Teva has carefully studied the regulatory aspects of a combination of Teva and Mylan, in conjunction with its advisors. Teva is confident that it would be able to structure a transaction that would not contain material impediments to closing and that it can determine and promptly implement divestitures, as necessary, to gain regulatory clearances. Teva intends to work cooperatively with antitrust authorities and expects that the proposed transaction can be completed by year-end 2015.

As previously announced, the transaction would not be subject to a financing condition or require a Teva stockholder vote. Teva’s proposal is contingent on Mylan not completing its proposed acquisition of Perrigo or any alternative transactions.

Barclays and Greenhill & Co. are serving as financial advisors to Teva. Kirkland & Ellis LLP and Tulchinsky Stern Marciano Cohen Levitski & Co are serving as legal counsel to Teva, with De Brauw Blackstone Westbroek and Loyens & Loeff N.V. acting as legal advisors in the Netherlands.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form

20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.

Contacts

Investors
United States	Israel
Kevin C. Mannix 215-591-8912	Tomer Amitai 972 (3) 926-7656
Ran Meir 215-591-3033

D.F. King & Co., Inc. Jordan Kovler / Tom Germinario 212- 269-5550

Media
Teva United States	Teva Israel
Denise Bradley 215-591-8974	Iris Beck Codner 972 (3) 926-7687

United States	The Netherlands
Joele Frank, Wilkinson Brimmer Katcher Joele Frank / Tim Lynch / Meaghan Repko 212-355-4449	Citigate First Financial Uneke Dekkers / Petra Jager / Suzanne Bakker + 31 20 575 40 10